UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2022 (July 25, 2022)

ProFrac Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41388	87-2424964
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 Shops Boulevard, Suite 301 Willow Park, Texas	76087
(Address of principal executive offices)	(Zip Code)

(254) 776-3722

(Registrant’s telephone number, including area code)

Not Appliable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A common stock, par value $0.01 per share	PFHC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

First Amendment to the Term Loan Credit Facility

As previously disclosed, ProFrac Holding Corp., a Delaware corporation (“ProFrac” or the “Company”) entered into that certain Term Loan Credit Agreement (the “Term Loan Agreement”) dated as of March 4, 2022, by and among ProFrac Holdings LLC (the predecessor of the Company, or “ProFrac Holdings”), ProFrac Holdings II LLC, as borrower (“ProFrac II LLC” or, in such capacity, the “Term Loan Borrower”), the guarantors party thereto and each of the lenders party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders. On July 25, 2022, ProFrac entered into the First Amendment to the Credit Agreement (the Term Loan Agreement as amended by the First Amendment to Credit Agreement, the “Amended Term Loan Agreement”).

Under the Amended Term Loan Agreement, the aggregate principal amount of the term loan facility was increased by $150,000,000 (the “Additional Term Loan”) from approximately $302 million that was previously outstanding as of July 20, 2022, to approximately $452 million, which remains subject to substantially the same terms and conditions as under the Amended Term Loan Agreement. Additionally, the Amended Term Loan Agreement provides for an uncommitted delayed draw facility (the “Delayed Draw Term Loan”), the potential aggregate principal amount of which is not to exceed $100,000,000, wherein the Delayed Draw Term Loan shall remain available, at the option of the Term Loan Borrower (the “Options”), until the earlier to occur of (i) the consummation of the previously disclosed agreement to acquire U.S. Well Services, Inc. by ProFrac and (ii) March 31, 2023. If the Additional Term Loan and the Delayed Draw Term Loan have been funded by the lenders and the proposed acquisition of U.S. Well Services, Inc. by ProFrac is terminated and is not otherwise consummated by March 31, 2023, then the Term Loan Borrower shall be required to repay the outstanding principal amount of the Additional Term Loan and/or Delayed Draw Term Loan in an aggregate amount equal to the aggregate amount of the Additional Term Loan and Delayed Draw Term Loan funded to the Term Loan Borrower in excess of $175,000,000, such that the maximum possible prepayment that the Term Loan Borrower may be required to make is $75,000,000.

The Amended Term Loan Agreement also provides, among other things: (i) eliminated Level III of the Applicable Margin (as defined under the Amended Term Loan Agreement) for SOFR (the secured overnight financing rate, as administered by the Federal Reserve Bank of New York); (ii) extended the due date for the first excess cash flow payment (as defined under the Amended Term Loan) from the quarter ended September 30, 2022 to the quarter ended December 31, 2022; (iii) added the pre-funded warrants of Flotek Industries, Inc., a Delaware corporation, as a permitted investment; (iv) revised the mandatory prepayments provision such that all IPO Prepayment Amounts (as such term is defined under the Amended Term Loan Agreement) payable shall be deemed to have been made in inverse order of maturity, including payment due on maturity of the Amended Term Loan Agreement; (v) exclude from the calculation of EBITDA any non-wholly owned subsidiary (subject to the terms of the Amended Term Loan Agreement); and (vi) provided for the acquisition by ProFrac of U.S. Well Services, Inc., a Delaware corporation and the SP Companies (as defined below), as a permitted acquisition and/or a permitted investment, subject to certain terms and conditions defined under the Amended Term Loan Agreement. The Amended Term Loan Agreement also provides for an increase in permissible debt for capital leases and purchase money debt to the greater of $75,000,000 and 3.0% of the consolidated total assets (as such terms are defined under the Amended Term Loan Agreement). Additionally, the Amended Term Loan Agreement increased the general dollar basket of permissible investments to the greater of $30,000,000 and 2.5% of the Consolidated Total Assets (as such term is defined under the Amended Term Loan Agreement), provided that the aggregate amount of such investments made and then-outstanding with respect to such basket does not exceed $100,000,000 at any time.

The Company used the proceeds from the Additional Term Loan Agreement to fund the previously disclosed SP Companies Acquisition (as defined below). The Company anticipates using the balance of the proceeds, along with operating cash, to facilitate the proposed acquisition of U.S. Well Services, Inc., to pay outstanding debt under the Company’s ABL Credit Facility (as defined below), and/or for other general corporate purposes. The maturity date of the Amended Term Loan Agreement remained unchanged at March 4, 2025.

The foregoing description of the Amended Term Loan Agreement and related matters does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Term Loan Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K.

First Amendment to the ABL Credit Facility

As previously disclosed, ProFrac entered into that certain asset-based revolving Credit Agreement (the “ABL Credit Facility”) dated as of March 4, 2022, by and among ProFrac Holdings, ProFrac II LLC, as borrower (the “ABL Borrower”), the guarantors party thereto, the lenders and letter of credit issuers party thereto, and JPMorgan Chase Bank, N.A., as the agent, the collateral agent and the swingline lender. On July 25, 2022, ProFrac entered into the First Amendment to the ABL Credit Facility (the ABL Credit Facility as amended by the First Amendment to the ABL Credit Facility, the “Amended Credit Facility”).

Under the Amended Credit Facility, the maximum revolver amount (as the term is defined in the Amended Credit Facility) was increased from $200,000,000 to $300,000,000, which increase of $100,000,000 (the “Incremental Facility”) is on an uncommitted basis and subject to certain terms and conditions defined in the Amended Credit Facility. These terms and conditions include, without limitation: the funds under the Incremental Facility may be provided (subject to the prior written consent of the ABL Borrower) by any existing lender, in their sole discretion, or by any new lenders. Additionally, the Amended Credit Facility provides for certain permitted acquisitions and/or permitted investments, including the consummation of the acquisitions by ProFrac (subject to the terms and conditions of the respective acquisition agreements, instruments, and other documents) of (i) U.S. Well Services, Inc., a Delaware corporation, and (ii) the SP Companies (as defined below). Under the Amended Credit Facility, non-wholly owned subsidiaries shall not be included in the calculation of consolidated EBITDA. The Amended Credit Facility also provides for an increase permissible debt for capital leases and purchase money to the greater of $75,000,000 and 5.0% of the Consolidated Total Assets (as such term is defined under the Amended Credit Facility), and it also increased the general dollar basket for investments to the greater of $30,000,000 and 2.5% of the Consolidated Total Assets (as such term is defined under the Amended Credit Facility).

The foregoing description of the Amended Credit Facility and related matters does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Credit Facility, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K.

Item 8.01	Other Events.

On June 16, 2022, as previously disclosed, ProFrac Holdings II, LLC (“ProFrac II LLC”), a Texas limited liability company and subsidiary of the Company, entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) by and among ProFrac II LLC, FoxRock Ranch Holding Company, LLC, SP Silica of Monahans, LLC and SP Silica Sales, LLC. On July 25, 2022, ProFrac II LLC completed the acquisition of 100% of the issued and outstanding membership interests of each of SP Silica of Monahans LLC, a Delaware limited liability company (“SP Monahans”), and SP Silica Sales, LLC, a Delaware limited liability company (“SP Sales” and, together with SP Monahans, the “SP Companies”) for a purchase price of approximately $90,000,000 in cash (the “SP Companies Acquisition”). Upon consummation of the SP Companies Acquisition, ProFrac II LLC acquired, among other things, an in-basin frac sand facility and related mining operations in the Permian Basin (the West Texas sand operations of Signal Peak Silica).

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference into this Item 8.01 is the press release (the “Press Release”) issued by ProFrac on July 25, 2022, announcing the events disclosed in Item 1.01 and this Item 8.01 to this Current Report on Form 8-K.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this press release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements are accompanied by words such as “may,” “should,” “would,” “continue,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “future,” “outlook,” or similar expressions that predict or indicate future events or trends that are not statements of historical fact, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements relate to future events or the Company’s future financial or operating performance. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of ProFrac’s management and are not predictions of actual performance. These forward-looking statements include, among other things, statements regarding: the Company’s strategies and plans for growth; the Company’s positioning, resources, capabilities, and expectations for future performance; market and industry expectations; the Company’s potential acquisition of U.S. Well Services, Inc.; the Company’s estimates with respect to the profitability and utilization of its fleets; expectations regarding near-term and long-term growth, and the attendant impact on the Company’s future revenues, margins, free cash flow and through-cycle positioning; the potential to return cash to shareholders; any financial or other information based upon or otherwise incorporating judgments or estimates relating to future performance, events or expectations; any estimates and forecasts of financial and other performance metrics; and the Company’s outlook and financial and other guidance. Such forward-looking statements are based upon assumptions made by the Company’s management as of the date hereof and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on by any investor as, a guarantee, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ProFrac. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the Company’s ability to achieve anticipated benefits of the transactions, including risks related to integrating Monahans and its personnel; the Option is presently uncommitted and there is no assurance that the Company will find any lenders willing to participate in the Option; there can be no assurance that the Company will be able to find any lenders to participate in the Incremental Facility; the Company’s ability to deploy capital and the proceeds of the loans in a manner that furthers the Company’s growth strategy, as well as the Company’s general ability to execute its business plans; the Company’s ability to complete the acquisition of U.S. Well Services, Inc., which is subject to the satisfaction of closing conditions; if completed, the ability of the Company to achieve the anticipated benefits of the U.S. Well Services Inc. acquisition without experiencing unexpected costs or other consequences; industry conditions, including fluctuations in supply, demand and prices for the Company’s products and services; global and regional economic and financial conditions; the effectiveness of the Company’s risk management strategies the future financial performance of ProFrac following the transactions; and other risks and uncertainties set forth in the documents of ProFrac filed, or will file, with the Securities and Exchange Commission (“SEC”), which are available on the SEC’s website at www.sec.gov. The foregoing list of risks is not exhaustive.

If any of these risks materialize, or our assumptions prove to be incorrect, actual results could differ materially from the results implied by these forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved, including without limitation any expectations about the Company’s operational and financial performance or achievements through and including 2022. There may be additional risks about which the Company is presently unaware or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The reader should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, it expressly disclaims any duty to update these forward-looking statements, except as otherwise required by law. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction referenced above between ProFrac and U.S. Well Services, Inc. (“USWS”), ProFrac intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus (the “Proxy Statement”) and an information statement (the “Information Statement” and, together with the Proxy Statement, the “Proxy Materials”). PROFRAC URGES INVESTORS TO READ THE PROXY MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PROFRAC AND THE MERGER. Investors may obtain free copies of the Proxy Materials (when available) as well as other filed documents containing information about ProFrac at http://www.sec.gov, the SEC’s free website. Free copies of ProFrac’s SEC filings including the Proxy Materials (when available) are also available on ProFrac’s website at www.pfholdingscorp.com under “Investor Relations.”

Participants in the Solicitation

In connection with the proposed transaction referenced above between ProFrac and USWS, ProFrac and USWS and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the officers and directors of ProFrac is included in ProFrac’s final prospectus filed pursuant to Rule 424(b) with the SEC on May 16, 2022. Information regarding the officers and directors of USWS is included in USWS’ Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2022, as amended from time to time, with respect to the 2022 Annual Meeting of Stockholders of USWS and in USWS’ Current Report on Form 8-K filed with the SEC on May 4, 2022. Additional information about ProFrac’s directors and executive officers and a description of their interests in ProFrac and the proposed transaction will be included on a registration statement on Form S-4 to be filed by ProFrac, which will include a proxy statement/prospectus (the “Proxy Statement”) and an information statement (the “Information Statement” and, together with the Proxy Statement, the “Proxy Materials”). More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Materials and other materials to be filed with the SEC in connection with the proposed transaction.

No Offer and Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ProFrac, USWS, or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	First Amendment to Term Loan Credit Agreement, dated as of July 25, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders.

10.2	First Amendment to Credit Agreement, dated as of July 25, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as the agent and collateral agent for the lenders.

99.1	Press Release, dated July 25, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Name:	Lance Turner
Title:	Chief Financial Officer

Date: July 29, 2022